Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Thirty-Nine Weeks Ended November 2, 2008		Thirty-Nine Weeks Ended November 4, 2007
Income (loss) before provision for income taxes	$(173)		$(13,539)
Add: Total fixed charges (per below)	30,059		31,891
Less: Capitalized interest	390		151

Total income before provision for income taxes, plus fixed charges, less capitalized interest	29,496		18,201
Fixed charges:
Interest expense(1)	19,488		21,934
Capitalized interest	390		151
Estimate of interest included in rental expense(2)	10,181		9,806

Total fixed charges	$30,059		$31,891
Ratio of earnings to fixed charges(3)	0.98	x	0.57	x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).

(3)	Earnings for the thirty-nine weeks ended November 2, 2008 and thirty-nine weeks ended November 4, 2007 were insufficient to cover the fixed charges by $563 and $13,690, respectively.